Filed Pursuant to Rule 424(b)(2)

Registration No. 333-272447

Pricing Supplement dated January 31, 2025
(To ETF Underlying Supplement dated September 5, 2023,
Prospectus Supplement dated September 5, 2023, and Prospectus dated September 5, 2023)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$3,154,000 Leveraged Barrier Notes Linked to the Worst Performing of the Invesco S&P 500® Equal Weight ETF and the SPDR® S&P 500® ETF Trust due February 5, 2030

•	The Leveraged Barrier Notes (the “notes”) provide an upside exposure of 1.3715-to-1 to any increases in the Worst Performing Underlying. If the price of the Worst Performing Underlying decreases by more than 25%, investors will be subject to a 1-to-1 downside exposure to any decrease in the price of the Worst Performing Underlying from its Initial Price, with up to 100% of the principal at risk.

•	For each $1,000 in principal amount of the notes, the Payment at Maturity will be based on the Final Price of the Worst Performing Underlying and will be a cash amount equal to:

o	If the Final Price of the Worst Performing Underlying is greater than its Initial Price:

$1,000 + ($1,000 × Percentage Change of the Worst Performing Underlying × Upside Participation Rate);

o	If the Final Price of the Worst Performing Underlying is equal to or less than its Initial Price but greater than or equal to its Barrier Price (75% of its Initial Price):

$1,000

o	If the Final Price of the Worst Performing Underlying is less than its Barrier Price:

$1,000 + ($1,000 × Percentage Change of the Worst Performing Underlying)

In this case, you will lose up to 100% of the principal amount at maturity.

•	The notes do not pay interest.

•	The notes will not be listed on any securities exchange.

•	The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000 in excess thereof.

The notes are unsecured obligations of the Bank and any payment on the notes is subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable debt securities (as defined on page 6 of the prospectus).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-7 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)(1)	Underwriting Discount (1)(2)	Proceeds to Issuer
Per Note	$1,000.00	$32.50	$967.50
Total	$3,154,000.00	$102,505.00	$3,051,495.00
(1)	Because certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their commissions or selling concessions, the price to public for investors purchasing the notes in these accounts will be $967.50 per note.

(2)	CIBC World Markets Corp. (“CIBCWM”), acting as agent for the Bank, will receive a commission of $32.50 (3.25%) per $1,000 principal amount of the notes. CIBCWM may use a portion or all of its commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-15 of this pricing supplement.

The initial estimated value of the notes on the Trade Date as determined by the Bank is $941.60 per $1,000 principal amount of the notes, which is less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on February 5, 2025 against payment in immediately available funds.

CIBC Capital Markets

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated September 5, 2023 (the “prospectus”), the prospectus supplement dated September 5, 2023 (the “prospectus supplement”) and the ETF Underlying Supplement dated September 5, 2023 (the “underlying supplement”). Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We, CIBCWM and our other affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We and CIBCWM are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or CIBCWM, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•	Underlying supplement dated September 5, 2023:

https://www.sec.gov/Archives/edgar/data/1045520/000110465923098171/tm2322483d88_424b5.htm

•	Prospectus supplement dated September 5, 2023:

https://www.sec.gov/Archives/edgar/data/1045520/000110465923098166/tm2322483d94_424b5.htm

•	Prospectus dated September 5, 2023:

https://www.sec.gov/Archives/edgar/data/1045520/000110465923098163/tm2325339d10_424b3.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce
Reference Asset:	The worst performing of the Invesco S&P 500® Equal Weight ETF (Bloomberg ticker: RSP) (the “RSP”) and the SPDR® S&P 500® ETF Trust (Bloomberg ticker: SPY) (the “SPY”) (each, a “Fund” and together, the “Funds”)
Principal Amount:	$1,000 per note
Aggregate Principal Amount:	$3,154,000
Term:	Five years
Trade Date:	January 31, 2025
Original Issue Date:	February 5, 2025
Final Valuation Date:	January 31, 2030, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Funds” in the underlying supplement.
Maturity Date:	February 5, 2030, subject to postponement as described under “Certain Terms of the Notes— Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplement.
Payment at Maturity:

For each $1,000 in principal amount of the notes, the Payment at Maturity will be based on the Final Price of the Worst Performing Underlying and will be a cash amount equal to:

•         If the Final Price of the Worst Performing Underlying is greater than its Initial Price:

$1,000 + ($1,000 × Percentage Change of the Worst Performing Underlying × Upside Participation Rate);

•         If the Final Price of the Worst Performing Underlying is equal to or less than its Initial Price but greater than or equal to its Barrier Price:

$1,000

•         If the Final Price of the Worst Performing Underlying is less than its Barrier Price:

$1,000 + ($1,000 × Percentage Change of the Worst Performing Underlying)

In this case, you will lose 1% of the principal amount for each 1% decrease in the price of the Worst Performing Underlying from its Initial Price. Accordingly, you may lose up to 100% of the principal amount.

Upside Participation Rate:	137.15%

Barrier Price:	$135.93 with respect to the RSP and $451.37 with respect to the SPY, each of which is 75% of its Initial Price (rounded to two decimal places for the SPY).
Percentage Change:	The “Percentage Change” with respect to each Fund, expressed as a percentage, is calculated as follows: Final Price – Initial Price Initial Price
Worst Performing Underlying:	The Fund with the lowest Percentage Change.
Initial Price:	$181.24 with respect to the RSP and $601.82 with respect to the SPY, each of which was its Closing Price on the Trade Date, subject to adjustment as described under “Certain Terms of the Notes—Anti-Dilution Adjustments” in the underlying supplement.
Final Price:	For each Fund, its Closing Price on the Final Valuation Date.
Calculation Agent:	Canadian Imperial Bank of Commerce.
CUSIP/ISIN:	13607XVG9 / US13607XVG95
Fees and Expenses:	The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Price of any Fund relative to its Initial Price. We cannot predict the Closing Price of any Fund at any time during the term of the notes, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of any Fund or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the notes for a hypothetical range of Percentage Changes of the Worst Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount to $1,000. The potential returns described below assume that the notes are held to maturity. The following table and examples are based on the following terms:

Principal Amount:	$1,000
Upside Participation Rate:	137.15%
Hypothetical Initial Price of the Worst Performing Underlying:	$100
Hypothetical Barrier Price of the Worst Performing Underlying :	$75 (75% of its Initial Price)

Hypothetical Final Price of the Worst Performing Underlying	Hypothetical Percentage Change of the Worst Performing Underlying	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
$200.00	100.00%	$2,371.50	137.150%
$175.00	75.00%	$2,028.63	102.863%
$150.00	50.00%	$1,685.75	68.575%
$125.00	25.00%	$1,342.88	34.288%
$110.00	10.00%	$1,137.15	13.715%
$105.00	5.00%	$1,068.58	6.858%
$102.00	2.00%	$1,027.43	2.7430%
$100.00(1)	0.00%	$1,000.00	0.000%
$90.00	-10.00%	$1,000.00	0.000%
$80.00	-20.00%	$1,000.00	0.000%
$75.00(2)	-25.00%	$1,000.00	0.000%
$74.00	-26.00%	$740.00	-26.000%
$50.00	-50.00%	$500.00	-50.000%
$25.00	-75.00%	$250.00	-75.000%
$0.00	-100.00%	$0.00	-100.000%

(1)	The hypothetical Initial Price of $100 used in these examples has been chosen for illustrative purposes only. The actual Initial Price of each Fund is set forth on page PS-3 of this pricing supplement.

(2)	This is the hypothetical Barrier Price of the Worst Performing Underlying.

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the notes assuming that the notes are held to maturity.

Example 1: The Percentage Change of the Worst Performing Underlying Is 10.00%.

The Final Price of the Worst Performing Underlying is $110.00, resulting in a Percentage Change of 10.00%. In this example, the Final Price of the Worst Performing Underlying is greater than its Initial Price, and the Payment at Maturity would be $1,137.15 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Percentage Change of the Worst Performing Underlying × Upside Participation Rate)

= $1,000 + ($1,000 × 10.00% × 137.15%)

= $1,137.15

Example 1 shows that the notes provide an uncapped leveraged return if the Percentage Change of the Worst Performing Underlying is positive.

Example 2: The Percentage Change of the Worst Performing Underlying Is -10.00%.

The Final Price of the Worst Performing Underlying is $90.00, resulting in a Percentage Change of -10.00%. In this example, the Final Price of the Worst Performing Underlying is equal to or less than its Initial Price but greater than or equal to its Barrier Price.

Payment at Maturity = $1,000

Example 2 shows that the Payment at Maturity will equal the principal amount if the Final Price of the Worst Performing Underlying is at or below its Initial Price but at or above its Barrier Price, although the price of the Worst Performing Underlying has decreased moderately.

Example 3: The Percentage Change of the Worst Performing Underlying Is -75.00%.

The Final Price the Worst Performing Underlying is $25.00, resulting in a Percentage Change of -75.00%. In this example, the Final Price of the Worst Performing Underlying is less than its Barrier Price, the Payment at Maturity would be $250.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Percentage Change of the Worst Performing Underlying)

= $1,000 + ($1,000 × -75.00%)

= $250.00

Example 3 shows that you are exposed on a 1-to-1 basis to any decrease in the price of the Worst Performing Underlying from its Initial Price if the Final Price of the Worst Performing Underlying is less than its Barrier Price. You may lose more than 25%, and possibly all, of the principal amount.

INVESTOR CONSIDERATIONS

The notes are not appropriate for all investors. The notes may be an appropriate investment for you if:

•	You believe that the price of the Worst Performing Underlying will increase from its Initial Price to its Final Price.

•	You are willing to make an investment that is exposed to the negative performance of the Worst Performing Underlying on a 1-to-1 basis for each percentage point that its Final Price is less than its Initial Price if the Final Price of the Worst Performing Underlying is less than its Barrier Price.

•	You do not seek current income over the term of the notes.

•	You understand that the return on the notes will depend solely on the performance of the Worst Performing Underlying on the Final Valuation Date and consequently, the notes are riskier than alternative investments linked to only one of the Funds or linked to a basket composed of the Funds.

•	You are willing to forgo dividends or other distributions paid on the Funds or securities held by the Funds.

•	You are willing to hold the notes to maturity and you do not seek an investment for which there will be an active secondary market.

•	You are willing to assume the credit risk of the Bank for any payment under the notes.

The notes may not be an appropriate investment for you if:

•	You believe that the price of the Worst Performing Underlying will decrease from its Initial Price to its Final Price or that it will not increase sufficiently to provide you with your desired return.

•	You are unwilling to make an investment that is exposed to the negative performance of the Worst Performing Underlying on a 1-to-1 basis for each percentage point that its Final Price is less than its Initial Price if the Final Price of the Worst Performing Underlying is less than its Barrier Price.

•	You seek full payment of the principal amount of the notes at maturity.

•	You seek current income over the term of the notes.

•	You seek exposure to a basket composed of the Funds or a similar investment in which the overall return is based on a blend of the performances of the Funds, rather than solely on the Worst Performing Underlying.

•	You want to receive dividends or other distributions paid on the Funds or securities held by the Funds.

•	You are unable or unwilling to hold the notes to maturity or you seek an investment for which there will be an active secondary market.

•	You are not willing to assume the credit risk of the Bank for any payment under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus.

Structure Risks

You may lose some or all of the principal amount of your notes.

The notes do not guarantee any return of principal. The repayment of any principal on the notes at maturity depends on the Final Price of the Worst Performing Underlying. The Bank will only repay you the full principal amount of your notes if the Final Price of the Worst Performing Underlying is equal to or greater than its Barrier Price. If the Final Price of the Worst Performing Underlying is less than its Barrier Price, you will be exposed on a 1-to-1 basis to any decrease in the price of the Worst Performing Underlying from its Initial Price to its Final Price. You may lose up to 100% of your principal amount.

The notes are subject to the full risks of the Worst Performing Underlying and will be negatively affected if any Fund performs poorly, even if the other Fund performs favorably.

You are subject to the full risks of the Worst Performing Underlying. If the Worst Performing Underlying performs poorly, you will be negatively affected, even if the other Fund performs favorably. The notes are not linked to a basket composed of the Funds, where the better performance of one Fund could offset the poor performance of the others. Instead, you are subject to the full risks of the Worst Performing Underlying on each Coupon Determination Date. As a result, the notes are riskier than an alternative investment linked to only one of the Funds or linked to a basket composed of the Funds. You should not invest in the notes unless you understand and are willing to accept the full downside risks of the Worst Performing Underlying.

The payment on the notes is not linked to the price of the Worst Performing Underlying at any time other than the Final Valuation Date.

The payment on the notes will be based on the Closing Price of the Worst Performing Underlying on the Final Valuation Date. Therefore, if the Final Price of the Worst Performing Underlying declined as of the Final Valuation Date below its Barrier Price, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the Closing Price of the Worst Performing Underlying on dates other than the Final Valuation Date. Although the actual price of the Worst Performing Underlying at other times during the term of the notes may be higher than its Closing Price on the Final Valuation Date, the payment on the notes will not benefit from the Closing Price of the Worst Performing Underlying at any time other than the Final Valuation Date.

The notes do not bear interest, and the return on the notes may be less than the return on a conventional debt security of comparable maturity.

You will not receive any interest payments on the notes. As a result, even if the Payment at Maturity exceeds the principal amount of your notes, the overall return on your notes may be less than you would have earned by investing in a conventional debt security of comparable maturity that bears interest at a prevailing market rate.

Reference Asset Risks

The performance of a Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, especially during periods of market volatility.

Although a Fund is designed to track the performance of its Underlying Index, the performance of the Fund and that of its Underlying Index generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of a Fund may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its Underlying Index. This could be due to, for example, the Fund not holding all or substantially all of the underlying assets included in the

Underlying Index and/or holding assets that are not included in the Underlying Index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by the Fund, differences in trading hours between the Fund (or the underlying assets held by the Fund) and the Underlying Index, or due to other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant.

In addition, because the shares of a Fund are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share of the Fund may differ from its net asset value per share; shares of the Fund may trade at, above, or below its net asset value per share.

During periods of market volatility, securities held by a Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund.

For the foregoing reasons, the performance of a Fund may not match the performance of its Underlying Index over the same period. Because of this variance, the return on the notes, to the extent dependent on the performance of the Fund, may not be the same as an investment directly in the securities, commodities, or other assets included in the Underlying Index or the same as a debt security with a return linked to the performance of the Underlying Index.

Conflicts of Interest

Certain business, trading and hedging activities of us, the agent, and our other affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our other affiliates may engage in trading and other business activities related to a Fund or any securities held by a Fund that are not for your account or on your behalf. We, the agent, and our other affiliates also may issue or underwrite other financial instruments with returns based upon a Fund. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our other affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they adversely affect the price of any Fund or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we, the agent and our other affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our other affiliates, and/or another unaffiliated counterparty, which may include any dealer from which you purchase the notes. Any of these hedging activities may adversely affect the price of a Fund and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our other affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, one or more of our other affiliates or any unaffiliated counterparty will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, our other affiliates or any unaffiliated counterparty receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, our other affiliates or any unaffiliated counterparty will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payment on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event affecting a Fund has occurred on the scheduled Final Valuation Date, and make a good faith estimate in its sole discretion of the Final Price for an affected Fund if the Final Valuation Date is postponed to the last possible day, and make certain anti-dilution adjustments with respect to a Fund if certain corporate events occur. See “Certain Terms of the Notes—Valuation Dates— For Notes Where the Reference Asset Consists of Multiple Funds” and “—Anti-Dilution Adjustments” in the underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. None of us, CIBCWM or any of our other affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Tax Risks

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Material U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences – Canadian Taxation” in the prospectus.

General Risks

Payment on the notes is subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the accompanying prospectus.

The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes exceeds the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which was determined by reference to the Bank’s internal pricing models when the terms of the notes were set. This estimated value was based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the prices of the Funds, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt.

The internal funding rate used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to have used the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes had an adverse effect on the economic terms of the notes and the initial estimated value of the notes on the Trade Date, and could have an adverse effect on any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The notes will not be listed on any securities exchange and we do not expect a trading market for the notes to develop.

The notes will not be listed on any securities exchange. Although CIBCWM and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop for the notes. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which CIBCWM and/or its affiliates are willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to maturity.

INFORMATION REGARDING THE FUNDS

The information below are brief descriptions of each Fund. We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information. Information provided to or filed with the SEC by the Funds pursuant to the Securities Act and the Investment Company Act can be located by reference to that Fund’s SEC file numbers, through the SEC’s website at www.sec.gov. In addition, information about the Funds may be obtained from other sources including, but not limited to, the websites of their sponsors. We are not incorporating by reference into this pricing supplement the websites or any materials they include. None of us, CIBCWM or any of our other affiliates makes any representation that such publicly available information regarding the Funds is accurate or complete.

The Invesco S&P 500® Equal Weight ETF

The shares of the RSP are issued by Invesco Exchange-Traded Fund Trust (the “Invesco Trust”), a registered investment company. The RSP seeks investment results that correspond generally to the performance, before fees and expenses, of the S&P 500® Equal Weight Index (the “Underlying Index”). The Underlying Index is an equal-weighted version of the S&P 500® Index (“SPX”). RSP is the successor to the investment performance of the Guggenheim S&P 500® Equal Weight ETF (the “Predecessor Fund”) as a result of the reorganization of the Predecessor Fund into the Underlying Fund, which was consummated after the close of business on April 6, 2018. The RSP trades on the NYSE Arca under the ticker symbol “RSP.”

In addition, information provided to or filed with the SEC by the RSP pursuant to the Exchange Act and the Investment Company Act can be located by reference to SEC file numbers 333-102228 and 811-21265, respectively, through the SEC’s website at http://www.sec.gov. In addition, information about the RSP may be obtained from other sources including, but not limited to, the RSP’s website. We are not incorporating by reference into this pricing supplement the website or any material it includes. None of us, UBS or any of our respective affiliates makes any representation that such publicly available information regarding the RSP is accurate or complete.

Investment Approach

The RSP uses an “indexing” investment approach to seek to track the investment results, before fees and expenses, of the Underlying Index. The RSP employs a “full replication” methodology in seeking to track the Underlying Index, meaning that it generally invests in all of the securities comprising the Underlying Index in proportion to their weightings in the Underlying Index. The RSP will generally invest at least 90% of its total assets in the securities that comprise the Underlying Index. However, under various circumstances, it may not be possible or practicable to purchase all of those securities in those same weightings. In those circumstances, the RSP may purchase a sample of securities in the Underlying Index. A “sampling” methodology means that Invesco uses quantitative analysis to select securities from the Underlying Index universe to obtain a representative sample of securities that have, in the aggregate, investment characteristics similar to the Underlying Index in terms of key risk factors, performance attributes and other characteristics. These include industry weightings, market capitalization, return variability, earnings valuation, yield and other financial characteristics of securities. When employing a sampling methodology, Invesco bases the quantity of holdings in the RSP on a number of factors, including asset size of the RSP, and generally expects the RSP to hold less than the total number of securities in the Underlying Index.

The RSP’s return may not match the return of the Underlying Index for a number of reasons. For example, the RSP incurs operating expenses not applicable to the Underlying Index and incurs costs in buying and selling securities, especially when rebalancing the RSP’s securities holdings to reflect changes in the composition of the Underlying Index. In addition, the performance of the RSP and the Underlying Index may vary due to asset valuation differences and differences between the RSP’s portfolio and the Underlying Index resulting from legal restrictions, cost or liquidity constraints.

The S&P 500® Equal Weight Index

The Underlying Index is the equal weight version of the SPX. The composition of the Underlying Index is the same as the SPX. Constituent changes are incorporated in the Underlying Index as and when they are made in the SPX. When a company is added to the Underlying Index in the middle of the quarter, it takes the weight of the company that it replaced. The one exception is when a company is removed from the Underlying Index at a price of $0.00. In that case, the company’s replacement is added to the Underlying Index at the weight using the previous day’s closing value, or the most immediate prior business day that the deleted company was not valued at $0.00.

The Underlying Index is calculated and maintained in the same manner as the SPX, except that the constituents of the Underlying Index are equally weighted. To calculate an equal-weighted index, the market capitalization for each stock used in the calculation of the index is redefined so that each index constituent has an equal weight in the index at each rebalancing date. In addition to being the product of the stock price, the stock’s shares outstanding and the stock’s investible weight factor (“IWF”), an additional weight factor (“AWF”) is also introduced in the market capitalization calculation to establish equal weighting. The AWF of a stock is the adjustment factor of that stock assigned at each index rebalancing date that makes all index constituents’ modified market capitalization equal (and, therefore, equal weight), while maintaining the total market value of the overall index.

See “Reference Sponsors and Fund Descriptions—The SPDR® S&P 500® ETF Trust— Description of the S&P 500® Index” beginning on page S-49 of the accompanying underlying supplement for additional information about the SPX.

The SPDR® S&P 500® ETF Trust

The SPY seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index, which is designed to measure the performance of large-capitalization segment of the U.S. equity market. The SPY trades on the NYSE Arca under the ticker symbol “SPY.”

Information provided to or filed with the SEC by the SPY pursuant to the Securities Act and the Investment Company Act can be located by reference to SEC file numbers 033-46080 and 811-06125, respectively, through the SEC’s website at http://www.sec.gov. See “Reference Sponsors and Fund Descriptions—The SPDR® S&P 500® ETF Trust” beginning on page S-49 of the accompanying underlying supplement for additional information about the SPY.

Historical Performance of the Funds

The following graphs set forth daily Closing Prices of the Funds for the period from January 1, 2020 to January 31, 2025. On January 31, 2025, the Closing Price of the RSP was $181.24 and the Closing Price of the SPY was $601.82. We obtained the Closing Prices below from Bloomberg L.P. (“Bloomberg”) without independent verification. The historical performance of a Fund should not be taken as an indication of its future performance, and no assurances can be given as to the price of any Fund at any time during the term of the notes, including the Final Valuation Date. We cannot give you assurance that the performance of the Funds will result in the return of any of your investment.

Historical Performance of RSP

Source: Bloomberg
Historical Performance of SPY

Source: Bloomberg

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by (although to the extent inconsistent supersedes) the discussion entitled “Material U.S. Federal Income Tax Consequences” in the underlying supplement, which you should carefully review prior to investing in the notes. It applies only to those U.S. Holders who are not excluded from the discussion of United States Taxation in the accompanying prospectus.

The U.S. federal income tax considerations of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If this treatment is respected, subject to the discussion below concerning the potential application of the “constructive ownership” rules under Section 1260 of the Code, you should generally recognize capital gain or loss upon the sale, exchange, cash redemption or payment upon maturity in an amount equal to the difference between the amount you receive in such transaction and the amount that you paid for your notes. Such gain or loss should generally be treated as long-term capital gain or loss if you have held your notes for more than one year. Non-U.S. holders should consult the section entitled “Tax Consequences to Non-U.S. Holders” in the underlying supplement.

The expected characterization of the notes is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. It is possible that the IRS would seek to characterize the notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying underlying supplement. Such alternate treatments could include a requirement that a holder accrue ordinary income over the life of the notes or treat all gain or loss at maturity as ordinary gain or loss. For a more detailed discussion of certain alternative characterizations with respect to the notes and certain other considerations with respect to an investment in the notes, you should consider the discussion set forth in “Material U.S. Federal Income Tax Consequences” of the accompanying underlying supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

With respect to the discussion in the underlying supplement regarding “dividend equivalent” payments, the IRS has issued a notice that provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act; and (f) is not an entity in respect of which the Issuer or any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of, loans or otherwise transfers the note is a “specified entity”, and is not a “specified entity” in respect of such a transferee, in each case, for purposes of the Hybrid Mismatch Rules, as defined below (a “Non-Resident Holder”). Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary assumes that no amount paid or payable to a holder described herein will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of the rules in the Canadian Tax Act with respect to “hybrid mismatch arrangements” (the “Hybrid Mismatch Rules”). Investors should note that the Hybrid Mismatch Rules are highly complex and there remains significant uncertainty as to their interpretation and application.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of the notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

CIBCWM will purchase the notes from CIBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the notes directly to investors. CIBCWM or other registered broker-dealers will offer the notes at the price to public set forth on the cover page of this pricing supplement. CIBCWM may receive a commission of $32.50 (3.25%) per $1,000 principal amount of the notes and may use a portion or all of that commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. The price to public for notes purchased by certain fee-based advisory accounts will be 96.75% of the principal amount of the notes. Any sale of a note to a fee-based advisory account at a price to public below 100.00% of the principal amount will reduce the agent’s commission specified on the cover page of this pricing supplement with respect to such note. The price to public paid by any fee-based advisory account will be reduced by the amount of any fees assessed by the dealers involved in the sale of the notes to such advisory account but not by more than 3.25% of the principal amount of the notes.

CIBCWM is our affiliate, and is deemed to have a conflict of interest under FINRA Rule 5121. In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We will deliver the notes against payment therefor in New York, New York on a date that is more than one business day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to one business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Bank may use this pricing supplement in the initial sale of the notes. In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. The price that it makes available from time to time after the Original Issue Date at which it would be willing to repurchase the notes will generally reflect its estimate of their value. That estimated value will be based upon a variety of factors, including then prevailing market conditions, our creditworthiness and transaction costs. However, for a period of approximately three months after the Trade Date, the price at which CIBCWM may repurchase the notes is expected to be higher than their estimated value at that time. This is because, at the beginning of this period, that price will not include certain costs that were included in the initial issue price, particularly our hedging costs and profits. As the period continues, these costs are expected to be gradually included in the price that CIBCWM would be willing to pay, and the difference between that price and CIBCWM’s estimate of the value of the notes will decrease over time until the end of this period. After this period, if CIBCWM continues to make a market in the notes, the prices that it would pay for them are expected to reflect its estimated value, as well as customary bid-ask spreads for similar trades. In addition, the value of the notes shown on your account statement may not be identical to the price at which CIBCWM would be willing to purchase the notes at that time, and could be lower than CIBCWM’s price. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes was determined when the terms of the notes were set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes is lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the selling commissions paid to CIBCWM and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes” in this pricing supplement.

VALIDITY OF THE NOTES

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the notes have been duly executed, authenticated and issued in accordance with the indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated June 6, 2023, which has been filed as Exhibit 5.2 to the Bank’s Registration Statement on Form F-3 filed with the SEC on June 6, 2023.

In the opinion of Mayer Brown LLP, when the notes have been duly completed in accordance with the indenture and issued and sold as contemplated by this pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus, the notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated June 6, 2023, which has been filed as Exhibit 5.1 to the Bank’s Registration Statement on Form F-3 filed with the SEC on June 6, 2023.